  Exhibit 99.1

Material Change Report

Item 1.
Name and Address of Company

NXT Energy Solutions Inc. (the “Company”)
302, 3320 17th Ave S.W.
Calgary, Alberta, Canada, T3E 0B4

Item 2.
Date of Material Change

April 18, 2021

Item 3.
News Release

A press release dated April 19, 2021 (the “Press Release”) was disseminated through Global Newswire, and subsequently filed on SEDAR.

Item 4.
Summary of Material Change

On April 18, 2021, the Company acquired the right to use SFD® technology to explore for geothermal resources (the “Geothermal Right”) from Mr. George Liszicasz, President and CEO of the Company (the “Acquisition”). The consideration payable by the Company in connection with the Acquisition includes the following:

1.
US$40,000 signature payment, which became due immediately and was paid on April 22, 2021;

2.
300,000 common shares in the capital of the Company (“Common Shares), which became due on April 18, 2021 and will be issued upon receipt of approval from the Toronto Stock Exchange (the “TSX”);

3.
CAD$20,000 milestone payment which will become due in the event that the Company receives research funding in excess of CAD$100,000, or CAD$25,000 in the event the Company receives research funding in excess of CAD$200,000;

4.
US$200,000 milestone payment which will become due in the event that the Company’s cash balance exceeds CAD$5,000,000 due to receipt of funds from operations; and

5.
US$250,000 milestone payment which will become due in the event that the Company executes and completes, and receives full payment for, an SFD® contract valued at US$10,000,000 or greater, provided such contract is entered into and completed, and payment of at least US$5,000,000 is received, by April 18, 2023.

The Acquisition constitutes a “related party transaction” and a “material change”, each as defined under applicable securities laws.

Item 5.1
Full Description of Material Change

Description of Relevant Prior Transactions

On December 31, 2006, Energy Exploration Technologies Inc., (being the predecessor in name to the Company) and Mr. Liszicasz entered into an SFD® Technology Ownership Agreement (the “SFD® Ownership Agreement”) confirming ownership of all rights, title and interest in and to the SFD® technology, as it may be applied in various commercial applications. Pursuant to the SFD® Ownership Agreement, the Company acquired, received and was provided with all rights, title and interest in and to the SFD® technology in 2015 for commercial applications relating to the exploration for hydrocarbon resources, and Mr. Liszicasz retained all rights, title and interest in and to the SFD® technology for all other commercial applications.

Description of the Acquisition and Anticipated Effect on Ownership

On April 18, 2021, the Company acquired the right to use SFD® technology to explore for geothermal resources from Mr. George Liszicasz, President and CEO of the Company. The consideration payable by the Company in connection with the acquisition of the Geothermal Right includes the following:

1.
US$40,000 signature payment, which became due immediately and was paid on April 22, 2021;

2.
300,000 Common Shares, which became due on April 18, 2021 and will be issued upon receipt of TSX approval;

3.
CAD$20,000 milestone payment which will become due in the event that the Company receives research funding in excess of CAD$100,000, or CAD$25,000 in the event the Company receives research funding in excess of CAD$200,000;

4.
US$200,000 milestone payment which will become due in the event that the Company’s cash balance exceeds CAD$5,000,000 due to receipt of funds from operations; and

5.
US$250,000 milestone payment which will become due in the event that the Company executes and completes, and receives full payment for, an SFD® contract valued at US$10,000,000 or greater, provided such contract is entered into and completed, and payment of at least US$5,000,000 is received, by April 18, 2023, (collectively, the “Consideration").

Following the issuance of the 300,000 Common Shares, Mr. Liszicasz’s ownership is expected to increase from 15,037,234 Common Shares (representing approximately 23.3% of the 64,514,921 Common Shares issued and outstanding as at the date of this Material Change Report) to 15,337,234 Common Shares (representing approximately 23.7% of the Company’s 64,814,921 Common Shares expected to then be issued and outstanding, assuming no other changes in the number of issued and outstanding Common Shares prior to issuance of the 300,000 Common Shares to Mr. Liszicasz).

Description of Purpose and Anticipated Effect on Business

The Company anticipates global investment in, and development of, geothermal resources will continue to increase as a reliable form of renewable energy involving the extraction of heat for generating electric power, or for direct utilization in industrial, agricultural or domestic applications. The Company perceives geothermal application of SFD® technology as a natural extension of the its current use of SFD® technology in exploring for hydrocarbon resources, with both applications involving the identification of naturally occurring sub-surface fluid reservoirs or rock conditions by detecting subsurface properties such as porosity and permeability. By expanding the Company’s scope of business to include exploring for both hydrocarbon and geothermal resources, the Company anticipates that its scope of revenue sources will expand as well.

The Acquisition constituted a “material change” for the purposes of National Instrument 51-102 Continuous Disclosure Obligations on the basis that the Acquisition resulted in change in the scope of the Company’s business that was reasonably to be expected to have a significant effect on the market price or value of the Common Shares.

Description of Review and Approval Process

The Acquisition constitutes a “related party transaction” for the purposes of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101) on the basis that Mr. Liszicasz is a director, officer and control person of the Company.

The Acquisition was reviewed and unanimously approved by a special committee of the Company’s Board of Directors comprised entirely of independent directors (the “Committee”) which took into consideration the fair market value of the Geothermal Right, the potential value to be realized by the Company in exercising the Geothermal Right, the value of the consideration being offered to Mr. Liszicasz, and the effect on the Company’s share ownership before and after the completion of the Acquisition.

The Acquisition was exempt from the formal valuation and disinterested shareholder approval requirements typically applicable to related party transactions under MI 61-101 on the basis that, at the time the Acquisition was agreed to, neither the fair market value of the Geothermal Right (as determined by the Committee acting in good faith, due to the fair market value not being readily determinable), nor the fair market value of the consideration to be received by Mr. Liszicasz for the Geothermal Right, exceeded 25% of the Company’s market capitalization, calculated as follows:

●
fair market value of the Geothermal Right and fair market value of the Consideration: CAD$820,000.
●
market capitalization of the Company: CAD$39,999,251
●
fair market value as a % of market capitalization: 2.0%

Item 5.2
Disclosure for Restructuring Transactions

Not applicable.

Item 6.
Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.
Omitted Information

Not applicable.

Item 8.
Executive Officer

Eugene Woychyshyn, Vice President – Finance and Chief Financial Officer
Telephone: (403) 206-0805

Item 9.
Date of Report

April 28, 2021

Forward-Looking Statements

Certain information provided in this Material Change Report may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook. Forward-looking information in this Material Change Report includes, but is not limited to, information regarding: payment of the Consideration to Mr. Liszicasz, and the satisfaction of the conditions thereto (including with respect to TSX approval, research funding, cash balances, receipt of funds, and the execution and completion of contracts); the number of Common Shares owned by Mr. Liszicasz, as well as the total number of Common Shares issued and outstanding, upon issuance and receipt of the 300,000 Common Shares as part of the Consideration; global investment in, and development of, geothermal resources; the extent to which expanding the Company’s scope of business to include exploring for both hydrocarbon and geothermal resources is anticipated to result in an expansion of its scope of revenue resources as well; and business strategies and objectives.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including those related to the COVID-19 pandemic, and the potentially negative effects thereof on the Company's workforce, its supply chain or demand for its products. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2020 and the MD&A for the year ended December 31, 2020, which have been filed electronically by means of the System for Electronic Document Analysis and Retrieval (SEDAR) located at www.sedar.com. The forward-looking statements contained in this Material Change Report are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.